ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, MAY 17, 2007

NOTICE OF MEETING

AND MANAGEMENT PROXY AND INFORMATION CIRCULAR

9th Floor, 570 Granville Street, Vancouver, B.C. V6C 3P1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the shareholders of Esperanza Silver Corporation (the “Corporation”) will be held on the 9th Floor, 570 Granville Street, Vancouver, British Columbia, on Thursday, May 17, 2007 at 10:00 a.m. (local time), for the following purposes:

1.

To receive and consider the Report of the Directors to the Shareholders.

2.

To receive and consider the audited financial statements of the Corporation for the year ended December 31, 2006 together with the auditor’s report thereon.

3.

To fix the number of directors for the ensuing year at five.

4.

To elect directors for the ensuing year.

5.

To appoint an auditor for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditor.

6.

To ratify and approve the Corporation’s Stock Option Plan (the “Plan”) and to authorize the directors to make such changes to the Plan as may be required by the securities regulatory authorities without further shareholder approval.

7.

To transact such other business as may properly come before the meeting.

The Board of Directors has fixed April 12, 2007 as a Record Date for determining the Shareholders entitled to receive notice of and vote at the Meeting. Shareholders unable to attend the meeting in person are requested to read the enclosed Information Circular and Proxy (or Voting Instruction Form, a “VIF”) and then complete and deposit the Proxy or VIF in accordance with its instructions. Unregistered shareholders must deliver their complete Proxy or VIF in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

DATED at Vancouver, British Columbia this 12th day of April, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS

Signed: “Kim C. Casswell”

Kim C. Casswell

Secretary

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

ESPERANZA SILVER CORPORATION
MANAGEMENT INFORMATION CIRCULAR
(As at April 12, 2007 and in Canadian dollars, except where indicated)
PERSONS MAKING THIS SOLICITATION OF PROXIES

This Management Information Circular (“Circular”) is provided in connection with the solicitation by management of Esperanza Silver Corporation (the “Corporation”) of proxies (“Proxies” and which term includes ‘VIFs’, as that term is defined below under ‘Advice to Beneficial Shareholders’, unless otherwise noted) from the holders of common shares without par value of the Corporation (“Common Shares”) in respect of the annual general meeting of shareholders (the “Meeting”) to be held at the time, location and place and for the purposes set out in the accompanying notice of meeting (the “Notice of Meeting”).

Although it is expected that the solicitation of Proxies will be primarily by mail, Proxies may also be solicited personally or by telephone, facsimile or other Proxy solicitation services. In accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to forward the Corporation’s Proxy solicitation materials to the beneficial owners of the Common Shares held of record by such parties. The Corporation may reimburse such parties for reasonable fees and disbursements incurred by them in doing so. The costs of the solicitation of Proxies will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDERS
AND COMPLETION AND REVOCATION OF PROXIES

The persons named (the “Management Designees”) in the enclosed Proxy have been selected by the directors of the Corporation and have agreed to represent as Proxyholder the shareholders appointing them.

A shareholder has the right to designate a person (whom need not be a shareholder) other than the Management Designees to represent them at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Proxy the name of the person to be designated and by deleting therefrom the names of the Management Designees, or by completing another proper form of Proxy and delivering the same to the transfer agent of the Corporation. Such shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as Proxyholder and provide instructions on how the shareholder’s shares are to be voted. The nominee should bring personal identification with them to the Meeting.

To be valid, the Proxy must be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the Proxy). The Proxy must then be delivered to the Corporation’s transfer agent, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Canada, at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Proxies received after that time may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion, and the Chairman is under no obligation to accept or reject late Proxies.

A Proxy may be revoked by a shareholder personally attending at the Meeting and voting their shares. A shareholder may also revoke their Proxy in respect of any matter upon which a vote has not already been cast pursuant to the authority conferred by the Proxy. An Proxy may also be revoked by depositing an instrument in writing executed by the shareholder or by their authorized attorney in writing, or, if the shareholder is a company, under its corporate seal by an officer or attorney thereof duly authorized, either at the office of the transfer agent at the foregoing address or the registered office of the Corporation at Northwest Law Group (attn: Michael F. Provenzano), Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia V6E 3P3, Canada, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the Proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting, or any adjournment thereof.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance as many shareholders do not hold Common Shares in their own name.

Shareholders holding their Common Shares through their brokers, intermediaries, trustees or other parties, or otherwise not holding their Common Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only Proxies deposited by shareholders appearing on the records maintained by the Corporation’s transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares, in all likelihood, will not be registered in the shareholder’s name. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory policies require brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form requesting such voting instructions (a “VIF”) supplied to the Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Proxy provided directly to the registered shareholders by the Corporation, however, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.

The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge (formerly called ADP Investor Communications) in Canada. Broadridge typically prepares a machine-readable VIF, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge (by way of mail, the Internet or telephone). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a VIF cannot use that form to vote Common Shares directly at the Meeting. Beneficial Shareholders wishing to attend the Meeting and indirectly vote their Common Shares as Proxyholder for the registered shareholder, should enter their own names in the blank space on the VIF and it must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) or other third party in accordance with the instructions on the VIF well in advance of the Meeting. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each registered shareholder and each Proxyholder (representing a registered or unregistered shareholder) having one vote, unless a poll is required (if the number of Common Shares represented by Proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) or requested, whereupon each such shareholder and Proxyholder is entitled to one vote for each Common Share held or represented, respectively. Each Shareholder may instruct their Proxyholder how to vote their Common Shares by completing the blanks on the Proxy. All Common Shares represented at the Meeting by properly executed Proxies will be voted or withheld from voting when a poll is required or requested, and where a choice with respect to any matter to be acted upon has been specified in the form of Proxy, the Common Shares represented by the Proxy will be voted in accordance with such specification. In the absence of any such specification as to voting on the Proxy, the Management Designees, if named as Proxyholder, will vote in favour of the matters set out therein.

The enclosed Proxy confers discretionary authority upon the Management Designees, or other person named as Proxyholder, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting. If other matters come before the Meeting, then the Management Designees intend to vote in accordance with the judgment of the Corporation.

In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution” in which case a majority of 66-2/3% of the votes cast will be required.

QUORUM

The Articles of the Corporation provide that quorum for the transaction of business at any meeting of shareholders shall be two shareholders present in person or represented by Proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares. As at April 12, 2007 (the “Record Date”) the Corporation had 44,648,469 Common Shares issued and outstanding. There are no other shares issued or outstanding of any class. The Common Shares are the only shares entitled to be voted at the Meeting, and holders of Common Shares are entitled to one vote for each Common Share held.

To the knowledge of the directors and Executive Officers (as hereinafter defined in “Compensation of Executive Officers”) of the Corporation, no person, firm or company beneficially owned, directly or indirectly, or exercised control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation as at the Record Date except as indicated below:

Number of Common

Percent

Shares Owned or

of

Controlled at the

Outstanding

Name

Record Date

Common Shares

Silver Standard Resources Inc. (1)

6,459,600

14.47%

1.

Silver Standard Resources Inc. is a public company, the shares of which trade on the Toronto Stock Exchange and NASDAQ Stock Market. Its President, Robert Quartermain is a former director of the Corporation and now sits on the Corporation’s Executive Advisory Committee.

EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Corporation’s last completed financial year (which ended December 31, 2006) and, since the Corporation has subsidiaries, is prepared on a consolidated basis.

Summary Compensation

The following table sets forth all annual and long term compensation for services in all capacities to the Corporation for the three most recently completed financial years in respect of the individual(s) who were, or acted as or in a capacity similar to, a Chief Executive Officer (CEO), Chief Financial Officer (CFO) and, at any time during the most recently completed financial year, were the three most highly compensated Executive Officers, other than the CEO and CFO, if the Executive Officer earned in excess of $150,000 per year (collectively the “Named Executive Officers”). “Executive Officer” means the chairman and any vice-chairman of the board of directors, president, secretary or any vice-president and any officer of the Corporation or a subsidiary who performs a policymaking function in respect of the Corporation.

			SUMMARY COMPENSATION TABLE Annual Compensation Long Term Compensation
Name and Principal Position	Year Ended December 31	Salary ($)	Bonus ($)		Awards		Payouts	All Other Compensation ($)
				Other Annual Compensation ($)	Securities Under Options & SARS (1) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP (2) Payouts ($)
William J. Pincus	2006	Nil	46,720	104,917	100,000	Nil	Nil	19,057
President	2005	Nil	Nil	111,377	100,000	Nil	Nil	18,584
Chief Executive Officer	2004	Nil	Nil	130,061	100,000	Nil	Nil	18,580
David L. Miles (3)	2006	17,380	6,200	Nil	50,000	Nil	Nil	Nil
Chief Financial Officer	2005	12,260	6,200	Nil	50,000	Nil	Nil	Nil
	2004	21,979	Nil	Nil	40,000	Nil	Nil	Nil

Notes:

(1)

“SARS” or “Stock Appreciation Rights” means a right granted by the Corporation as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Corporation. The Corporation has not granted any SARs.

(2)

“LTIP” or “Long Term Incentive Plan” means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciate right plans or plans for compensation through restricted shares or restricted share units.

(3)

Mr. Miles was appointed Chief Financial Officer on June 10, 2004. Amounts shown are for the entire year.

Description of Stock Option Plan

The Board of Directors of the Corporation have established an incentive stock option plan (the “Plan”). The purpose of the Plan is to attract and motivate the directors, officers and employees of the Corporation (and any of its subsidiaries), employees of any management corporation and consultants to the Corporation (collectively the “Optionees”) and thereby advance the Corporation’s interests by providing them an opportunity to acquire an equity interest in the Corporation through the exercise of stock options granted to them under the Plan.

Pursuant to the Plan the Board of Directors of the Corporation may grant options to Optionees in consideration of them providing their services to the Corporation or subsidiary. The number of shares subject to each option is determined by the Corporation’s Board of Directors within the guidelines established by the Plan. The options enable the Optionees to purchase shares of the Corporation at a price fixed pursuant to such guidelines. The options are exercisable by the Optionee giving the Corporation notice and payment of the exercise price for the number of shares to be acquired.

The Plan authorizes the Board of Directors to grant stock options to the Optionees on the following terms:

1.

The number of shares subject to issuance pursuant to outstanding options, in the aggregate, cannot exceed 10% of the Corporation’s issued shares.

 2.

The number of shares subject to issuance upon the exercise of options granted under the Plan by one Optionee or all Optionees providing investor relations services is subject to the following limitations

(a)

no Optionee can be granted options during a 12 month period to purchase more than

(i)

5% of the issued shares of the Corporation unless disinterested shareholder approval has been obtained (such approval has not been sought), or

(ii)

2% of the issued shares of the Corporation, if the Optionee is a consultant, and

(b)

the aggregate number of shares subject to options held by all Optionees providing investor relations services does not exceed 2% in the aggregate.

 3.

Unless the Plan has been approved by disinterested shareholders (such approval has not been obtained), options granted under the Plan, together with all of the Corporation’s previously established and outstanding stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of its shares, shall not result, at any time, in

(a)

the grant to insiders, within a one year period, of options to purchase that number of shares exceeding 10% of the outstanding shares, or

(b)

the issuance to any one insider and such insider’s associates, within a one year period, of shares totalling in excess of 5% of the outstanding shares.

 4.

The exercise price of the options cannot be set at less than the greater of $0.10 per share and the closing trading price of the Corporation’s shares on the day before the granting of the stock options. If the Optionee is subject to the tax laws of the United States of America and owns (determined in accordance with such laws) greater than 10% of the Corporation’s shares, the exercise price shall be at least 110% of the price established as aforesaid.

 5.

The options may be exercisable for up to five years if the Corporation is a Tier 2 (junior) Issuer, or up to 10 years if the Corporation is a Tier 1 (senior) Issuer, under the Exchange’s policies. The Corporation is currently a Tier 2 Issuer.

 6.

If the Optionee is a consultant providing investor relations services to the Corporation, the options must vest over at least 12 months with no more than one-quarter vesting in any three month period. Should there be a change of control of the Corporation, all options shall vest immediately, subject to the Exchange’s approval.

 7.

The Board may impose additional vesting requirements and, subject to obtaining any required approval from the Exchange, may authorize all unvested options to vest immediately. If there is a ‘change of control’ of the Corporation, as defined in the Plan, all unvested options, subject to obtaining any required approval from the Exchange, shall vest immediately.

 8.

The options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a director, officer or employee of, or consultant to, the Corporation or any subsidiary or is an employee of the Corporation’s management corporation and within a period thereafter not exceeding the earlier of:

(a)

the original expiry date;

(b)

90 days (30 days, if the Optionee is providing investor relations services) after ceasing to be a director, officer or employee of, or consultant to, the Corporation unless the Optionee is subject to the tax laws of the United States of America, in which case the option will terminate on the earlier of the 90th day and the third month after the Optionee ceased to be an officer or employee; or

(c)

if the Optionee dies, within one year from the Optionee’s death.

If the Optionee is terminated ‘for cause’ from such position the option will terminate concurrently.

 9.

The options are not assignable except to a wholly-owned holding company. If the option qualifies as an ‘incentive stock option’ under the United States Internal Revenue Code, the option is not assignable to a holding company.

10.

No financial assistance is available to Optionees under the Plan.

11.

Disinterested shareholder approval must be obtained prior to the reduction of the exercise price of options granted to insiders of the Corporation.

12.

Shares issued on the exercise of an option within four months of granting will be subject to restrictions on resale under the Exchange’s policies.

Any amendments to the Plan or outstanding stock options are subject to the approval of the Exchange and, if required by the Exchange, of the shareholders of the Corporation, possibly with only ‘disinterested shareholders’ being entitled to vote. The amendment to an outstanding stock option will also require the consent of the Optionee.

No options have been granted under the Plan which are subject to shareholder approval. The Plan does not permit stock options to be transformed into stock appreciation rights.

Option Grants During the Most Recently Completed Financial Year

The following sets forth the number of options to purchase Common Shares granted to the Named Executive Officers during the most recently completed financial year.

Name	Securities Under Options/SARs Granted (#)	Percentage of Total Options/SARs Granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
William J. Pincus
CEO	100,000	11.53%	$1.56	$1.56	May 18, 2011
David L. Miles
CFO	50,000	5.76%	$1.56	$1.56	May 18, 2011

(1)

The Corporation has not granted any SARs. Amounts shown are in respect of stock options only.

Options Exercised and Financial Year-End Option Values

The following table sets forth the particulars of stock options exercised during, and the number and value of unexercised stock options held as at the end of, the Corporation’s last completed financial year by the Named Executive Officers.

	Securities		Unexercised Stock	Value (1) of Unexercised in-
	Acquired on	Aggregate	Options at Financial	the-money Options at
	Exercise	Value Realized	Year-End (#)	Financial Year-End
Name	(#)	($)	Exercisable/Unexercisable	Exercisable/Unexercisable
William J. Pincus
CEO	Nil	Nil	700,000 / 0	$1,891,000 / --
David L. Miles
CFO	20,000	$51,000	100,000 / 0	218,900 / --

(1)

Calculated using the closing market price of the Common Shares on December 31, 2006 of $3.20 less the exercise price of in-the money stock options (options for which the closing market price is greater than the exercise price), multiplied by the number of shares subject to option.

(2)

The Corporation has not granted any SARs. Amounts shown are in respect of stock options only.

Employment Contracts

The Corporation has entered into a Consulting Agreement dated September 15, 2002, as amended July 25, 2003, with William J. Pincus whereby he was retained to act as the Corporation’s President and Chief Executive Officer. The agreement provides for the remuneration of Mr. Pincus at the rate of US$7,625 per month plus medical and dental benefits. The agreement has a term of five years and may be terminated at the election of Mr. Pincus on two months notice or by the Corporation on six months notice. In addition to the remuneration payable under this agreement, the Corporation may pay bonuses and grant stock options to Mr. Pincus.

The Corporation has not entered into any other employment or consulting contracts with its Named Executive Officers.

Compensation of Directors

No compensation was paid or is payable by the Corporation or any of its subsidiaries to the Corporation’s directors for services rendered in their capacity as directors, consultants or experts for the year ended December 31, 2006.

Directors of the Corporation are granted stock options to purchase Common Shares in accordance with the Corporation’s stock option plan.

Other Remuneration

During the last financial year there was not any other remuneration paid or payable, directly or indirectly, by the Corporation and any of its subsidiaries to its directors and Named Executive Officers pursuant to any existing plan or arrangement.

Long-Term Incentive Plans

The Corporation has not had and does not currently have any long-term incentive plans, other than stock options to be granted from time to time by the board of directors.

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights or restricted shares were granted by the Corporation to, or exercised by, the Named Executive Officers of the Corporation since incorporation.

Repricing of Stock Option and Stock Appreciation Right

The Corporation did not make any downward repricing of stock options or stock appreciation rights during the year.

Pension and Retirement Plans and Payments made upon Termination of Employment

The Corporation does not have in place any pension or retirement plans. The Corporation has not provided compensation, monetary or otherwise, during the year to any person acting or who has previously acted as a Named Executive Officer of the Corporation, in connection with or related to the retirement, termination or resignation of such person. The Corporation is not party to any compensation plan or arrangement with the Named Executive Officers resulting from the resignation, retirement or the termination of employment of such person.

The Corporation has not provided or agreed to provide any compensation to any Named Executive Officer as a result of a change of control of the Corporation, its subsidiaries or affiliates.

Management Contracts

The Corporation paid a total of $15,000 in its last financial year to Quest Management Corp. (a wholly-owned subsidiary of Quest Capital Corp., a public company, the shares of which trade on the Toronto, American and AIM Stock Exchanges) for rent. Brian E. Bayley, a director of the Corporation, is also the President, Chief Executive Officer and a director of Quest Capital Corp.

CORPORATE GOVERNANCE

National Policy 58-101 Disclosure of Corporate Governance Practices of the Canadian securities administrators requires the Corporation to annually disclose certain information regarding its corporate governance practices. That information is disclosed below.

1.

Board of Directors

The Board of Directors of the Corporation facilitates its exercise of independent supervision over the Corporation’s management through frequent meetings of the Board, both with and without members of the Corporation’s management (including members of management that are also directors) being in attendance.

The following directors are “independent” in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Corporation, other than interests and relationships arising from shareholding: Brian E. Bayley, Michael Halvorson, Joseph Ovsenek, and Steven Ristorcelli.

The following directors are members of management and thus are not independent: William J. Pincus, President of the Corporation.

2.

Directorships

Certain of the directors are presently a director of one or more other reporting issuers, as follows:

Director	Other Issuer
William J. Pincus	N/A
Michael Halvorson	Gentry Resources Ltd. ICS Copper Systems Ltd. Orezone Resources Inc. NovaGold Resources Inc. Radiant Resources Inc. Pediment Exploration Ltd. Strathmore Minerals Corp.
Brian E. Bayley

American Natural Energy Corp.

Arapaho Capital Corp.

Cypress Hills Resource Corp.

Eurasian Minerals Inc.

Gleichen Resources Ltd.

Greystar Resources Ltd.

Groundstar Resources Limited

GTO Resources Inc.

Kirkland Lake Gold Inc.

Midway Gold Corp.

Nevgold Resource Corp.

PetroFalcon Corporation

Pretium Capital Corp.

Quest Capital Corp.

Rockhaven Resources Ltd.

Sanu Resources Ltd.

Torque Energy Inc.

TransAtlantic Petroleum Corp.

Joseph Ovsenek	Nova Uranium Corporation
Steven Ristorcelli	Miranda Gold Corp.

3.

Orientation and Continuing Education

The Board of Directors of the Corporation takes the following measures to ensure that all new directors receive a comprehensive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Corporation.

The first step is to assess a new director’s set of skills and professional background since each new director brings a different skill set and professional background. Once that assessment has been completed, the Board is able to determine what orientation to the nature and operations of the Corporation’s business will be necessary and relevant to each new director

The second step is taken by one or more existing directors, who may be assisted by the Corporation’s management, to provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

The Corporation has prepared a Board Policy Manual that provides a comprehensive introduction to the Board and its committees.

The Board takes the following measures to provide continuing education for its directors in order that they maintain the skill and knowledge necessary for them to meet their obligations as directors:

a.

the Board Policy Manual is reviewed on an annual basis and a revised copy will be given annually to each director; and

b.

there is a technical presentation at Board meetings, focusing on either a particular property or a summary of various properties. The question and answer portions of these presentations are a valuable learning resource for the non-technical directors.

4.

Ethical Business Conduct

The Board of Directors of the Corporation has responsibility for the stewardship of the Corporation including responsibility for strategic planning, identification of the principal risks of the Corporation’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Corporation’s internal control and management information systems. To facilitate meeting this responsibility, the Board of Directors seeks to foster a culture of ethical conduct by striving to ensure the Corporation carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board has

·

adopted a written Code of Business Conduct and Ethics (the “Code”) for its directors, officers, employees and consultants.

·

established a Whistleblower Policy which details complaint procedures for financial concerns.

The Board must also comply with the conflict of interest provisions of the British Columbia Business Corporations Act, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or Executive Officer has a material interest.

5.

Nomination of Directors

In order to identify new candidates for nomination to the Board, the Board of Directors of the Corporation considers the advice and input of the Corporate Governance Committee, the members of which are listed under “Particulars of Matters to be Acted Upon – 4. Election of Directors” and which is composed entirely of independent directors, regarding:

a.

the appropriate size of the Board, the necessary competencies and skills of the Board as a whole and the competencies and skills of each director individually; and

b.

the identification and recommendation of new individuals qualified to become new Board members. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required and a willingness to serve.

6.

Compensation

The Compensation Committee, the members of which are listed under “Particulars of Matters to be Acted Upon - 4. Election of Directors”, and which is composed entirely of independent directors, recommends to the Board of Directors of the Corporation the compensation of the Corporation’s directors and CEO which the Committee feels is suitable. This recommendation is based primarily by comparison of the remuneration paid by the Corporation with publicly available information on remuneration paid by other reporting issuers that the Committee feels are similarly placed within the same business of the Corporation.

In addition, the Corporation’s CEO and directors are granted stock options under the Corporation’s Stock Option Plan. The Compensation Committee determines the terms of each stock option within the parameters set out in the Corporation’s Stock Option Plan and applicable stock exchange rules and policies. While not required by the Corporation’s governing corporate law, each director abstains from voting on any option to be granted to himself.

7.

Other Board Committees

In addition to the Audit Committee, described in the next section, the Board has established a Compensation Committee, a Corporate Governance Committee and an Advisory Committee.

Committees of the Board are composed of independent directors except the Advisory Committee which is composed of one senior officer and two outside parties, namely, John Prochnau (Mining Engineer and Geologist, Chief Executive Officer of Hidefield Gold plc), Paul J. Bartos (the Corporation’s Vice-President and Chief Geologist) and Robert Quartermain (the President of Silver Standard Resources Inc., the Corporation’s largest shareholder). See “Particulars of Matters to be Acted Upon - 4. Election of Directors” for the members of the Board committees. The functions of these committees are described below.

Compensation Committee: The Compensation Committee is responsible for the review of all compensation (including stock options) paid by the Corporation to the Board of Directors, senior management and employees of the Corporation and any subsidiaries, to report to the Board of Directors on the results of those reviews and to make recommendations to the Board for adjustments to such compensation.

The policy used by the Committee in determining compensation is that the compensation should (i) reflect the Corporation’s current state of development, (ii) reflect the Corporation’s performance, (iii) reflect individual performance, (iv) in respect of the executives, align their interests with those of the shareholders, and (v) assist the Corporation in retaining key individuals. The main elements of the executive compensation consists of base remuneration and incentive stock options which rewards to executives for delivering value to the Corporation’s shareholders through measurable increases in the value of the Corporation’s common shares or asset base.

Corporate Governance Committee: The Corporate Governance Committee is responsible for advising the Board of Directors of the appropriate corporate governance procedures that should be followed by the Corporation and the Board and monitoring whether they comply with such procedures.

Advisory Committee: The Advisory Committee is responsible for providing counsel and assistance to the Corporation’s top management. in implementing the Corporation’s business plan.

8.

Assessments

The Corporate Governance Committee will evaluate the effectiveness of the Board, its committees and individual directors. To facilitate this evaluation, each committee will conduct an annual assessment of its performance, consisting of a review of its Charter, the performance of the committee as a whole and the performance of the committee Chair, and will submit a Committee Annual Report to the Corporate Governance Committee, including recommendations. In addition, the Board will conduct an annual review of its performance.

AUDIT COMMITTEE

Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) of the Canadian securities administrators (other than of British Columbia in which MI 52-110 is not applicable) requires the Corporation’s audit committee to meet certain requirements. It also requires the Corporation to disclose in this Circular certain information regarding the audit committee. That information is disclosed below.

Overview

The Audit Committee of the Corporation’s Board of Directors is principally responsible for

·

recommending to the Corporation’s Board of Directors the external auditor to be nominated for election by the Corporation’s shareholders at each annual general meeting and negotiating the compensation of such external auditor.

·

overseeing the work of the external auditor.

·

reviewing the Corporation’s annual and interim financial statements, Management Discussion & Analysis (MD&A) and press releases regarding earnings before they are reviewed and approved by the Board of Directors and publicly disseminated by the Corporation.

·

reviewing the Corporation’s financial reporting procedures and internal controls to ensure adequate procedures are in place for the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

The Audit Committee’s Charter

The Corporation’s Board of Directors have adopted a Charter for the Audit Committee which sets out the Committee’s mandate, organization, powers and responsibilities. The complete Charter is attached as a schedule to this Circular.

Composition of the Audit Committee

The Audit Committee consists of three directors. The Corporation’s governing corporate legislation requires the Corporation to have an Audit Committee composed of a minimum of three directors, a majority of whom are not officers or employees of the Corporation. The Audit Committee complies with this requirement.

The following table sets out the names of the members of the Audit Committee and whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent (1)	Financially Literate (2)
Brian E. Bayley	Yes	Yes
Joseph Ovsenek	Yes	Yes
Michael Halvorson	Yes	Yes

(1)

To be considered to be independent, a member of the Committee must not have any direct or indirect ‘material relationship’ with the Corporation. A material relationship is a relationship which could, in the view of the Board of Directors of the Corporation, reasonably interfere with the exercise of a member’s independent judgment.

(2)

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Relevant Education and Experience

The education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1.

an understanding of the accounting principles used by the Corporation to prepare its financial statements;

2.

the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3.

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

4.

an understanding of internal controls and procedures for financial reporting, are as follows:

Name of Member	Education	Experience
Brian E. Bayley	B.A. (Hon) – 1977 University of Victoria Victoria, BC M.B.A – 1979 Queen’s University Kingston, ON

Director and officer of numerous publicly traded companies (1986 – present), including Quest Capital Corp. (publicly traded merchant banking company listed on the Toronto, American and AIM Stock Exchanges), and investor in numerous publicly traded companies during which time and as a result of which investments has reviewed and analyzed numerous financial statements.

Joseph J. Ovsenek	BASc – 1983 University of British Columbia Vancouver, BC P. Eng. – 1986 British Columbia LLB – 1989 University of Toronto Toronto, ON

Practiced commercial and securities law since 1990 – advised companies on (among other things) corporate structure and financings. Currently an Officer of Silver Standard Resources Inc. (publicly traded mining company listed on the Toronto Stock Exchange and NASDAQ Stock Market), and investor in numerous publicly traded companies during which time and as a result of which investments has reviewed and analyzed numerous financial statements.

Michael H. Halvorson	B.Comm – 1966 University of Alberta Edmonton, AB

Director and officer of numerous publicly traded companies (1993– present), including NovaGold Resources Inc. (publicly traded mining company listed on the Toronto Stock Exchange), and investor in numerous publicly traded companies during which time and as a result of which investments has reviewed and analyzed numerous financial statements

Complaints

The Audit Committee has recently established a “Whistleblower Policy” which outlines procedures for the confidential, anonymous submission by employees regarding the Corporation’s accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The applicable individual may report their concern in writing and forward it to the Chairman of the Audit Committee in a sealed envelope labelled “To be opened by the Audit Committee only.” Further, if the applicable individual wishes to discuss any matter with the Audit Committee, this request should be indicated in the submission. Any such envelopes received by the Corporation will be forwarded promptly and unopened to the Chairman of the Audit Committee.

Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any complaints or concerns for a period of no less than seven years. The Audit Committee will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

The “Whistleblower Policy” will be reviewed by the Audit Committee on an annual basis.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Corporation’s Board of Directors.

Reliance on Certain Exemptions

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of MI 52-110 (which exempts all non-audit services provided by the Corporation’s auditor from the requirement to be pre-approved by the audit committee if such services are less than 5% of the auditor’s annual fees charged to the Corporation, are not recognized as non-audit services at the tie of the engagement of the auditor to perform them and are subsequently approved by the audit committee prior to the completion of that year’s audit) or an exemption from MI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in section III.B “Powers and Responsibilities – Performance & Completion by Auditor of its Work” of the Charter.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Corporation by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
December 31, 2006	$17,500	0	$1,650	0
December 31, 2005	$11,900	0	$850	0

(1)

The aggregate fees billed by the Corporation’s auditor for audit fees.

(2)

The aggregate fees billed for assurance and related services by the Corporation’s auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not disclosed in the ‘Audit Fees’ column.

(3)

The aggregate fees billed for professional services rendered by the Corporation’s auditor for tax compliance, tax advice, and tax planning. These services involved the preparation of the Corporation’s corporate tax returns.

(4)

The aggregate fees billed for professional services other than those listed in the other three columns.

Exemption

Since the Company is a Venture Issuer it is relying on the exemption contained in section 6.1 of MI 52-110 from the requirements of Part 3 Composition of the Audit Committee (as described in ‘Composition of the Audit Committee’ above) and Part 5 Reporting Obligations of MI 52-110 (which requires certain prescribed disclosure about the Audit Committee in the Company’s Annual Information Form, if any, and this Circular).

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No individual who is or who at any time during the last financial year was a director or Executive Officer or employee of the Corporation, a proposed nominee for election as a director of the Corporation or an associate of any such director, officer or proposed nominee is, or at any time since the beginning of the last completed financial year has been, indebted to the Corporation or any of its subsidiaries and no indebtedness of any such individual to another entity is, or has at any time since the beginning of such year been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at the end of the Corporation’s last completed financial year, information regarding outstanding options, warrants and rights (other than those granted pro rata to all shareholders) granted by the Corporation under its equity compensation plans.

Equity Compensation Plan Information

Plan Category	Number of shares issuable upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of shares remaining available for issuance under equity compensation plans (1)
Equity compensation plans approved by shareholders	2,937,500	$0.72	1,063,184
Equity compensation plans not approved by	0	N/A	0
shareholders
Total	2,937,500	$0.72	1,063,184

(1)

Excluding the number of shares issuable upon exercise of outstanding options, warrants and rights shown in the second column.

INTEREST OF CERTAIN PERSONS
AND COMPANIES IN MATTERS TO BE ACTED UPON

Other than disclosed in this Circular, the Corporation is not aware of any material interest of any director or nominee for director, or Executive Officer or anyone who has held office as such since the beginning of the Corporation’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors except for the current and future directors and Executive Officers of the Corporation and its subsidiaries, if any, inasmuch as, in the following year, they may be granted options to purchase shares of the Corporation pursuant to its stock options plan, approval of which will be sought at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein and the Corporation’s Management’s Discussion & Analysis for the last financial year, a copy of which is filed on SEDAR at www.sedar.com and which, upon request, the Company will promptly provide free of charge (see ‘Additional Information’ below), there are no material interests, direct or indirect, of current directors, Executive Officers, any persons nominated for election as directors, or any shareholder who beneficially owns, directly or indirectly, more than 10 percent of the outstanding Common Shares, or any know associates or affiliates of such persons, in any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors of the Corporation, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1.

Audit Report, Financial Statements & Management Discussion & Analysis

The Board of Directors of the Corporation has approved the financial statements of the Corporation, the auditor's report thereon, and the Management’s Discussion & Analysis for the year ended December 31, 2006, which will be tabled at the Meeting. No approval or other action needs to be taken at the Meeting in respect of these documents.

2.

Appointment and Remuneration of Auditor

The firm of DeVisser Gray, Chartered Accountants, of Suite 401, 905 West Pender Street, Vancouver, British Columbia, Chartered Accountants, is currently the Auditor of the Corporation. Unless otherwise directed, it is the intention of the Management Designees to vote the Proxies in favour of an ordinary resolution to appoint the firm of DeVisser Gray, Chartered Accountants, as the Auditor. The ordinary resolution also authorizes the Board of Directors to fix the compensation of the Auditor.

3.

Fix Number of Directors to be Elected

Shareholders of the Corporation will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution fixing the number of directors to be elected at the Meeting.

At the Meeting, it will be proposed that five (5) directors be elected to hold office until the next annual general meeting or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution fixing the number of directors to be elected at five (5).

4.

Election of Directors

The Corporation currently has five (5) directors and all of these directors are being nominated for re-election. The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by such nominee, the nominee's province or state and country of residence, principal occupation at the present and during the preceding five years (unless shown in a previous management information circular), the period during which the nominee has served as a director, and the number of Common Shares of the Corporation that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Record Date.

Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote for the election of the persons named in the following table to the board of directors of the Corporation. Management does not contemplate that any of such nominees will be unable to serve as directors, however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, Proxies held by Management Designees will be voted for another nominee in their discretion unless the shareholder has specified in their Proxy that their Common Shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual general meeting of shareholders or until their successor is duly elected, unless their office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the corporate law to which the Corporation is subject.

Name and Municipality of Residence	Present Office and Date First Appointed a Director	Principal Occupation and Positions Held During the Past Five Years	Number of Common Shares (4)
William J. Pincus Denver, CO USA	President, CEO & Director September 30, 2002	President and Chief Executive Officer of the Corporation.	810,618
Brian E. Bayley (1) (2) (3) North Vancouver, B.C. Canada	Director December 14, 1999

President and Chief Executive Officer of Quest Capital Corp. (publicly traded merchant banking company); President of Quest Management Corporation (management company and a subsidiary of Quest Capital Corp.); Director and officer of numerous other public companies.

			Nil

Name and Municipality of Residence	Present Office and Date First Appointed a Director	Principal Occupation and Positions Held During the Past Five Years	Number of Common Shares (4)
Michael H. Halvorson (1) Edmonton, AB. Canada	Director April 8, 2003	Self-employed Financial Consultant; President, Halcorp Canada Ltd. (since 1980) (private investment and consulting company); director of several publicly traded resource companies.	707,500
Steven J. Ristorcelli (2) (3) Gardenville, NV USA	Director June 2, 2005	Principal Geologist for Mine Development Associates (private geological consulting firm).	80,000
Joseph J. Ovsenek (1) (2) (3) Vancouver, BC	Director June 2, 2005	Senior Vice President of Silver Standard Resources Inc. (publicly traded mining company) (since February 2003)	25,000

(1)

Member of the Audit Committee

(2)

Member of the Compensation Committee

(3)

Member of the Corporate Governance Committee

(4)

Number of common shares of the Corporation beneficially owned directly or indirectly as at April 13, 2006. No director, together with the director’s associates and affiliates beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Corporation’s shares.

Pursuant to the provisions of the Business Corporations Act (British Columbia) the Corporation is required to have an Audit Committee whose members are indicated above. The Corporation does not have an Executive Committee.

Other than as described below, no proposed director:

(a)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

(c)

has entered into, at any time, a settlement agreement with a securities regulatory authority; or

(d)

has been subject to, at any time, any penalties or sanctions imposed by 18

(i)

a court relating to securities legislation or a securities regulatory authority, or

(ii)

a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

other than as described below:

1.

PetroFalcon Corporation (TSX listed; Brian E. Bayley – director from November 28, 2001 to present) and Quest Ventures Ltd. (private company; Brian E. Bayley – director and officer from January 1997 to January 2005): On February 27, 2002, the British Columbia Securities Commission issued an order in response to a private placement by PetroFalcon of its securities to Quest which prevented the further use of certain exemptions under the Securities Act (British Columbia) by PetroFalcon and Quest until PetroFalcon’s shareholders approved the private placement. Approval of PetroFalcon’s shareholders was received on May 23, 2002 and the Commission reinstated the availability of the exemptions for both PetroFalcon and Quest shortly thereafter.

2.

Esperanza Silver Corp. (TSX Venture listed; William J. Pincus – President, CEO and director from September 30, 2002 to present; Brian E. Bayley – director from December 14, 1999 to present): Esperanza became aware in early 2003 that it was subject to outstanding cease trading orders in Alberta (issued on September 17, 1998) and Qu6bec (issued on August 12, 1997) from its failure (when neither Mr. Bayley nor any of the other current directors and officers of Esperanza were directors or officers of Esperanza) to file financial statements and pay filing fees within their prescribed times. Esperanza subsequently filed the financial statements and paid the filing fees and the Qu6bec order was rescinded on May 16, 2003 and the Alberta order rescinded on August 1, 2003.

3.

American Natural Energy Corp. (TSX Venture listed; Brian E. Bayley – director from June 15, 2001 to present): American Natural was issued cease trade orders by the Qu6bec, British Columbia and Manitoba Securities Commissions in June 2003 for failing to file financial statements and pay filing fees within their prescribed times. It subsequently filed the financial statements and paid the filing fees and the orders were rescinded in August 2003.

4.

Westate Energy Inc. (TSX Venture listed until March 1994; Brian E. Bayley – director and officer from December 1996 to October 1997): Westate was issued a cease trading order by the British Columbia Securities Commission in January 1994 for failing to file its financial statements within the prescribed time periods. Mr. Bayley was appointed a director and the corporate secretary of Westate subsequent thereto.

5.

Ratification of Stock Option Plan

The Board of Directors of the Company has established an incentive stock option plan (the “Plan”) as described under ‘Executive Compensation – Description of Stock Option Plan’.

The policies of the TSX Venture Exchange require stock option plans which reserve for issuance up to 10% (instead of a fixed number) of a listed corporation’s shares be approved annually by its shareholders. That approval is being sought at the Meeting by way of an ordinary resolution. The persons named in the accompanying Proxy intend to vote in favour of this proposed resolution.

Following approval of the Plan by the shareholders any options granted pursuant to the Plan will not require further shareholder or Exchange approval unless the exercise price is reduced or the expiry date is extended for an option held by an insider of the Corporation.

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, it is intended that the Proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may contact the Corporation at Suite 900, 570 Granville Street, Vancouver, British Columbia V6C 3P1, Canada by mail, telecopier (1-604-688-1157), telephone (1-604-685-2242) or e-mail (kcasswell@explgp.com) to request copies of the Corporation’s financial statements and MD&A.

Financial information for the Corporation’s most recently completed financial year is provided in its comparative financial statements and MD&A which are filed on SEDAR.

DATED this 12th day of April, 2007

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) KIM C. CASSWELL
Secretary

CHARTER
FOR
THE AUDIT COMMITTEE
OF
THE BOARD OF DIRECTORS
OF
ESPERANZA SILVER CORPORATION

I.

MANDATE

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Esperanza Silver

Corporation (the “Company”) shall assist the Board in fulfilling its financial oversight responsibilities. The Committee’s primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1.

The quality and integrity of the Company’s financial statements and other financial information;

2.

The compliance of such statements and information with legal and regulatory requirements;

3.

The qualifications and independence of the Company’s independent external auditor (the “Auditor”); and

4.

The performance of the Company’s internal accounting procedures and Auditor.

II.

STRUCTURE AND OPERATIONS

A.

Composition

The Committee shall be comprised of three or more independent members.

B.

Qualifications

Each member of the Committee must be a member of the Board.

A majority of the members of the Committee shall not be officers or employees of the Company or of an affiliate of the Company.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement.

C.

Appointment and Removal

In accordance with the By-Laws of the Company, the members of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D.

Chair

Unless the Board shall select a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for and chair all meetings of the Committee.

E.

Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F.

Meetings

The Committee shall meet at least four times in each fiscal year, or more frequently as circumstances dictate. The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of members that are not officers or employees of the Company or of an affiliate of the Company.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate to discuss privately. In addition, the Committee should meet with the Auditor and management annually to review the Company’s financial statements in a manner consistent with Section III of this Charter.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III.

DUTIES

A.

Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company’s internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board.

B.

Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1).

Review and discuss with the Auditor any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, if necessary, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company, consistent with Independence Standards Board Standard 1.

2).

Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3).

Require the Auditor to report directly to the Committee.

4).

Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

5).

Be directly responsible for the oversight of the work by the Auditor (including resolution of disagreements between management and the Auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

6).

Review annually the performance of the Auditor and recommend the appointment by the Board of a new, or re-election by the Company’s shareholders of the existing, Auditor.

7).

Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor unless such non-audit services:

(a)

which are not pre-approved, are reasonably expected not to constitute, in the aggregate, more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the non-audit services are provided;

(b)

were not recognized by the Company at the time of the engagement to be non-audit services; and

(c)

are promptly brought to the attention of the Committee by Management and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Internal Financial Controls & Operations of the Company

8).

Establish procedures for:

(a)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Preparation of Financial Statements

9).

Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

10).

Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

11).

Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

12).

Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

13).

Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

(a)

The adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the Auditor or management.

(b)

Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

14).

Review the Company’s annual and quarterly financial statements, management discussion and analysis (MD&A) before the Board approves and the Company publicly discloses this information.

15).

Review the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

16).

Review any disclosures made to the Committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process of the Company’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

Manner of Carrying Out its Mandate

17).

Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

18).

Request any officer or employee of the Company or the Company’s outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

19).

Have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other consultants to advise the Committee advisors.

20).

Meet, to the extent it deems necessary or appropriate, with management and the Auditor in separate executive sessions at least quarterly.

21).

Have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other consultants to advise the Committee advisors.

22).

Make regular reports to the Board.

23).

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

24).

Annually review the Committee’s own performance.

25).

Provide an open avenue of communication among the Auditor the Board.

26).

Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, non-audit services to be provided by the Auditor.

F.

Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.